Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

February 5, 2013

OVERNIGHT DELIVERY AND EDGAR

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Intermediate Duration Quality Municipal Term Fund

Registration Statement on Form N-2

File Nos. 333-185471 and 811-22779

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Intermediate Duration Quality Municipal Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on February 7, 2013 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

Global Markets & Investment Banking One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

February 5, 2013

Mr. Kieran Brown

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Intermediate Duration Quality Municipal Term Fund

Registration Statement on Form N-2

File Nos. 333-185471 and 811-22779

Dear Mr. Brown:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on December 14, 2012 and the Preliminary Prospectus dated January 24, 2013, began on January 25, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 7, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 74,134 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Nuveen Intermediate Duration Quality Municipal Term Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on February 7, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 3 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory